

Mail Stop 4361

October 8, 2009

via U.S. mail and facsimile

Michael T. McDonnell, Chief Executive Officer
Pregis Holding II Corporation
1650 Lake Cook Road
Deerfield, IL 60015

> **RE:** **Pregis Holding II Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 333-130353-04**

Dear Mr. McDonnell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief